[LETTERHEAD OF ALTERA]

December 7, 2005

VIA EDGAR SUBMISSION AND COURIER

Brian Cascio

Accounting Branch Chief

Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Altera Corporation

Form 10-K for the year ended December 31, 2004

Filed March 11, 2005

File No. 000-16617

Dear Mr. Cascio:

This letter is in response to your comment letter dated November 22, 2005 concerning the above-referenced filing by Altera Corporation (“Altera” or the “Company”). For your convenience, we have set forth each of the Staff’s comments below followed by the Company’s response to each comment.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Note 2. Significant Accounting Policies, page 35

Concentrations of Credit Risk, page 37

With respect to the Staff’s comments as set forth below, Altera would like to describe our business arrangements with distributors and accounting policy surrounding revenue recognition on sales to distributors. Our worldwide sales through distributors for subsequent resale to their customers (i.e., OEMs or OEMs’ subcontract manufacturers) account for over 95% of our total net sales. We defer recognition of revenue on products shipped to distributors until the products are resold at which time our final net sales price to the distributor is fixed and the distributor has no right to return the products. Our primary reason for deferring revenue recognition on shipments to distributors is because the sales price is not fixed and determinable until the distributors finalize the terms, in particular the sales price, and then ship the product to their customers. At the time the distributor ships the product to their customer, the amount of any discount that the distributor is entitled to is known and the distributor is no longer entitled to rights of return or any additional pricing concessions.

As is customary in the semiconductor industry, our distributors pay “list” price for our products. At the time we ship products to distributors, the distributors are liable for the full list price of the inventory even though in the majority of these transactions there will be price concessions granted to the distributors upon shipment of the inventory to their customers. Accordingly, accounts receivable are recorded at the full list price. While payment terms are generally less than 30 days, the supply of inventory on hand at distributors is generally in excess of one month. Because the distributors negotiate selling prices with their customers after the distributors purchase the product from Altera, to maintain a normalized profit margin, the distributors may request a price discount from Altera prior to closing their selling terms with their customers and shipping the product. Such price discounts vary depending on the nature of the product and other market dynamics. This customary practice in the semiconductor industry adversely impacts the working capital requirements of distributors, who, therefore, seek advances to defray a portion of their working capital investment associated with servicing the end customers.

1.	Comment: We reference your disclosure that you advance cash to distributors for anticipated price discounts. We see that this amount is recorded as a reduction to deferred income and allowances on sales to distributors. Please further clarify your accounting for the advances to distributors, including how you estimate the amount of the discount to be advanced, whether actual cash is advanced to the distributor or if the amount is issued as a reduction to accounts receivable, and how the advance is ultimately settled. Future filings should also include specific disclosure about your accounting for the advances to distributors.

Response: We advance cash to select distributors for a portion of anticipated price discounts. Such advances are made/settled on a quarterly basis in cash. The advances are estimated based on the amount of ending inventory at the distributors as reported at the end of the preceding quarter multiplied by a negotiated percentage. The negotiated percentage represents a portion of the total discount received by the distributors on shipments in the preceding quarter. The advances are intended to minimize the distributor’s working capital requirements caused by payment terms that require the distributor to settle their payable for an amount that, as noted above, is in excess of their ultimate cost. Such advances have no impact on revenue recognition or our statement of income and are a component (i.e., allowances) of the “deferred income and allowances on sales to distributors” line-item on our balance sheet. We continuously process discounts taken by distributors against our deferred income and allowances on sales to distributors account and “true-up” the advanced amounts at the end of each quarter. The agreements governing these advances can be cancelled by us at any time.

In future filings on Form 10-K, we will clarify our accounting for advances to distributors.

2.	Comment: In addition, please clarify your accounting policy of deferring recognition of revenue on products that are sold to distributors with right of return. Please tell us why you record the trade receivable, relieve inventory and record deferred margin on your balance sheet for these sales and how this complies with SAB 101, SAB 13A.4. and SFAS 48.

Response: We advise the Staff that in our statement of income, we defer both the revenue and related cost of sales on shipments to our distributors who have price concessions and rights of return, on a gross basis consistent with SAB 101, SAB 13A.4. and SFAS 48. The balance sheet presentation of deferred income and allowances on sales to distributors reflects the netting of gross revenue and gross cost of sales deferrals. As noted above, we record the trade receivable as it represents a bona fide receivable for the “list” price of products shipped to distributors.

For purposes of balance sheet presentation, we believe that recording deferred income on shipments to distributors more appropriately reflects the economics of the transaction than the alternative presentation of recording deferred revenue for the sales and recording inventory sold to distributors as an asset. We also submit that this is common industry practice amongst semiconductor companies that sell to distributors. We believe that presenting inventory that has been sold as an asset on the balance sheet would be misleading for the following reasons:

•	We have neither the risks nor any benefits associated with the possession or control of the inventory shipped to distributors;

•	We do not have title nor risk of loss with respect to the products already shipped to distributors (standard invoice terms are FOB or Ex-Works shipping point);

•	We have no rights to direct return or cause any other disposition of the inventory once it has been shipped to the distributor;

•	We do not directly or indirectly control the use of the product once it has been shipped to the distributor;

•	The inventory is not subject to any consignment arrangement; and

•	The deferral of revenue due to price concessions while inventory is held at the distributor does not equate to continuous direct or indirect ownership of the inventory by us.

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at (408) 544-6414 (facsimile).

Very truly yours,

/s/ Nathan Sarkisian
Nathan Sarkisian
Senior Vice President and Chief Financial Officer